Exhibit 11

MIDWESTONE FINANCIAL GROUP

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Earnings per Share Information:
Weighted average number of shares outstanding during the period	3,806,385	3,873,037	3,802,626	3,893,492
Weighted average number of shares outstanding during the period including all dilutive potential shares	3,909,806	3,966,383	3,914,982	3,989,193
Net earnings	$1,448,780	$1,386,434	$3,006,995	$2,725,562
Earnings per share - basic	$0.38	$0.36	$0.79	$0.70
Earnings per share - diluted	$0.37	$0.35	$0.77	$0.68